O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  ACRAWFORD@OLSHANLAW.COM
DIRECT DIAL:  212.451.2232

June 8, 2016

VIA EDGARAND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Chico’s FAS, Inc. (“Chico’s” or the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed on June 3, 2016 by Barington Capital Group, L.P., et al. (the “Proxy Statement”)
File No. 001-16435

Soliciting Materials filed pursuant to Rule 14a-12
Filed on June 2, 2016 by Barington Capital Group, L.P., et al. (the “Soliciting Material”)
File No. 001-16435

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 7, 2016 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, Barington Capital Group, L.P., and the other members of the Barington Group (collectively, “Barington”), and provide the following responses on Barington’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement

Reasons for Our Solicitation, page 4

1.
We note your disclosure that you believe it is important for shareholders to “finally” have a choice with respect to who represents their interests in the boardroom. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Barington acknowledges the Staff’s comment and has revised the Proxy Statement to remove the reference to the term “finally” in the statement above.  Please see page 5 of the Proxy Statement.  Barington believes that a reasonable factual foundation exists for its belief that it is important for Chico’s shareholders to have a choice with respect to who represents their interests in the boardroom.  Because shareholders now have multiple competing slates of nominees, they now have more choices with respect to director candidates.  Barington is not aware of any contested election at the Company in the past.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 8, 2016

Proposal No. 1. Election of Directors, page 12

2.
Please remove the references on page 14 to the participants’ disclaimer of beneficial ownership “except to the extent of [his/her] pecuniary interest.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d- 3(a).

Barington acknowledges the Staff’s comment and has revised the Proxy Statement to remove the references to the participants’ disclaimer of beneficial ownership due to lack of pecuniary interest.  Please see page 14 of the Proxy Statement.

Soliciting Materials filed pursuant to Rule 14a-12

3.
We note your disclosure that you believe the company’s common stock “could be worth $25 to $27 per share in three years if measures are implemented.” The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders’ understanding of the basis for and limitations of the valuation information. Please provide us support for your assertion. Also, if you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make its inclusion unreasonable.

Barington acknowledges the Staff’s comment.  The statement referred to above is from a sub-headline in the Solicitation Material, however, such statement is clarified and explained in further detail in the body of the Solicitation Material, where Barington states: “We are convinced that if the Company implements these measures, Chico’s could more than double its earnings per share in three years, which we estimate could translate to a stock price of approximately $25 to $27 per share.”   This statement includes a footnote, which Barington believes provides sufficient support for its belief that Chico’s common stock could be worth $25 to $27 per share in three years.  Further, Barington believes such disclosure facilitates securityholders’ understanding of the basis for and limitations of its valuation.

On a supplemental basis, the assumptions underlying Barington’s statement above regarding the valuation of Chico’s common stock (which are set forth in Footnote Number 3 in the Solicitation Material), include the following: (i) the Company reduces its marketing and corporate overhead by a total of approximately $100 million by 2018; (ii) the Company expands its Soma store base to 413 stores by 2018 from the current 287 stores; (iii)  the Company achieves comparable store sales growth of 3% per year at Soma in 2017E and 2018E and comparable store sales growth of 2% per year at Chico’s and White House Black Market in 2017E and 2018E; and (iv) the use of $500 million of free cash flow generated cumulatively during 2016E to 2018E to repurchase shares at an average price of approximately $17 per share.  Furthermore, and on a supplemental basis, Barington’s analysis shows that the Company will generate earnings per share (EPS) of $1.77 per share in 2019.  Assuming a 14x to 15x P/E multiple (a 13-19% discount to the S&P Forward P/E multiple as of May 31, 2016), the Company’s shares could be worth $25 to $27 per share in three years.

June 8, 2016

4.
We note your disclosure that you believe Ms. Brooks’s service as a director would create a potential violation of the Clayton Antitrust Act. Please provide us supplementally your detailed legal analysis supporting your disclosure.

Barington acknowledges the Staff’s comment.  On a supplemental basis, Barington offers the Staff the following explanation for its opinion that Bonnie R. Brooks’ concurrent directorships on the boards of Chico’s and Hudson’s Bay Company may create a potential violation of the Clayton Antitrust Act.  Section 8 of the Clayton Antitrust Act prohibits interlocking directorates between large corporations that are, “by virtue of their business and location”, in competition, unless certain exceptions apply.  These exceptions apply in cases where (i) the competitive sales of either corporation are less than $3.2 million, (ii) the competitive sales of either corporation are less than 2% of that corporation’s total sales, or (iii) the competitive sales of each corporation are less than 4% of that corporation’s total sales.

Hudson’s Bay Company owns and operates two sizable department store chains that Barington believes directly compete with the Company: Saks Fifth Avenue and Lord and Taylor (USA).  Barington notes that the Company itself in its Annual Report on Form 10-K, filed with the Commission on March 8, 2016, under the risk factor “Our business is highly competitive,” stated: “The women’s specialty retail industry is highly competitive. We compete with local, national and international department stores, specialty and discount stores, catalogs and internet businesses offering similar categories of merchandise.”  (emphasis added).

The Company, through its three brands – Chico’s, White House Black Market and Soma – sells women’s apparel, accessories, beauty products, intimate apparel and sleepwear.  Based on Barington’s assessment, department stores such as Saks Fifth Avenue and Lord and Taylor (USA) directly compete with Chico’s for sales of the aforementioned products and Barington believes that such competitive sales exceed the levels specified in the exception under Section 8 of the Clayton Antitrust Act by a substantial margin.  Barington believes that there is a reasonable basis for shareholders of Chico’s to be concerned about Ms. Brooks’ conflict of interest and this potential violation of antitrust laws and that the Company should address both of these matters in a more fulsome way in its proxy statement and/or other solicitation materials.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:           Jared Landaw, Barington Capital Group, L.P.
Steve Wolosky, Olshan Frome Wolosky LLP

June 8, 2016

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement on Schedule 14A, filed by the undersigned on June 3, 2016, and Soliciting Materials on Schedule 14A, filed by the undersigned on June 2, 2016 (collectively, the “Filings”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filings do not foreclose the Commission from taking any action with respect to the Filings.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By:	/s/ James A. Mitarotonda
	Name:	James A. Mitarotonda
	Title:	Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By:	/s/ James A. Mitarotonda
	Name:	James A. Mitarotonda
	Title:	Managing Member

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general partner

By:	/s/ James A. Mitarotonda
	Name:	James A. Mitarotonda
	Title:	President and CEO

LNA CAPITAL CORP.

By:	/s/ James A. Mitarotonda
	Name:	James A. Mitarotonda
	Title:	President and CEO

June 8, 2016

HILCO, INC.

By:	/s/ Eric W. Kaup
	Name:	Eric W. Kaup
	Title:	Secretary

SMS CAPITAL, LLC

By:	/s/ Edmondo Schwartz
	Name:	Edmondo Schwartz
	Title:	Managing Member

THOR ECM LLC

By:	/s/ Joseph J. Sitt
	Name:	Joseph J. Sitt
	Title:	President

J.M. COHEN LONG-TERM INVESTMENT FUND, L.P.

By:	JM Cohen, L.L.C.

By:	/s/ Joseph M. Cohen
	Name:	Joseph M. Cohen
	Title:	Managing Member

/s/ James A. Mitarotonda
JAMES A. MITAROTONDA

/s/ Joseph R. Gromek
JOSEPH R. GROMEK

/s/ Janet E. Grove
JANET E. GROVE